Exhibit 99.1

Press Release	Media Contact Matthias Link T +49 6172 609-2872 matthias.link@fresenius.com Contact for analysts and investors Dr. Dominik Heger T +49 6172 609-2601 dominik.heger@fmc-ag.com

October 29, 2019	www.freseniusmedicalcare.com

Fresenius Medical Care again delivers strong organic growth in the third quarter

•                      Continued strong organic revenue growth across all regions

•                      Record growth in home dialysis in North America

•                      Improved earnings growth despite negative ESCO effect

•                      Cost optimization initiatives on track

•                      Outlook 2019 confirmed

Rice Powell, Chief Executive Officer of Fresenius Medical Care, said: “In the third quarter Fresenius Medical Care once again achieved stable, healthy growth. Our underlying business continues to develop according to plan and we are working successfully to provide even more patients with ever better and more individualized treatment options. In North America we have seen record growth in the number of home dialysis patients supported by the effective roll-out of the NxStage product range. In China we have launched the 4008A, our dialysis machine specially developed for emerging markets. Based on the company’s continuing organic revenue growth and accelerated earnings growth despite the unplanned negative effect of the ESCOs this year, we confirm our outlook for 2019.”

Key figures (IFRS)(1)

EUR million	Q3 2019	Q3 2018	Growth yoy	Growth yoy, cc	9M 2019	9M 2018	Growth yoy	Growth yoy, cc
Revenue	4,419	4,058	9%	6%	12,897	12,247	5%	1%
Revenue adjusted(1)	4,375	4,051	8%	5%	12,784	11,731	9%	5%
Operating income (EBIT)	595	527	13%	9%	1,653	2,425	-32%	-35%
EBIT adjusted(1)	599	592	1%	-3%	1,641	1,656	-1%	-5%
Net income(2)	333	285	17%	12%	857	1,557	-45%	-47%
Net income adjusted(1),(2)	363	343	6%	2%	961	946	2%	-3%
Basic EPS (EUR)	1.10	0.93	19%	14%	2.82	5.08	-44%	-47%
Basic EPS adjusted(1)	1.21	1.12	8%	4%	3.16	3.09	2%	-2%

cc = at constant currency, EPS = earnings per share

Record growth in home dialysis in North America

In the first seven months following the acquisition of NxStage Medical Inc., Fresenius Medical Care reported a record growth in home dialysis and now treats around 25,000 patients at home in North America. From March through September 2019, the growth rate for home dialysis was nine times the rate of in-center dialysis. In addition to the NxStage acquisition, training facilities, education and distribution are important areas of investment as part of Fresenius Medical Care’s initiative to promote dialysis in the home setting.

4008A dialysis machine launched in China

In September 2019, Fresenius Medical Care launched the 4008A dialysis machine in China, laying an important foundation for the further development of the world’s fastest-growing dialysis market. The 4008A is specifically designed to incorporate high-quality standards while reducing costs for health care systems, to meet the needs of emerging markets. Fresenius Medical Care is dedicated to contributing to the ‘Healthy China 2030’ initiative of the Chinese government, of which the development of professional dialysis centers is one element. Therefore, the company is focusing on expanding its production capacities, research and development activities, and on strengthening the services business. Fresenius Medical Care intends to build a network of around 100 renal facilities in China over the next five years.

(1)  For a detailed reconciliation, please refer to the table at the end of the press release

(2)  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

Continued strong organic growth

Revenue in the third quarter 2019 increased by 9% (+6% at constant currency) compared to the previous year’s quarter and amounted to EUR 4,419 million. Organic growth remained strong at 5%. Adjusted for the effect of the IFRS 16 implementation and the contribution of NxStage, revenue increased by 8% (+5% at constant currency) to EUR 4,375 million.

Health Care Services revenue increased by 7% to EUR 3,492 million (+4% at constant currency), largely due to growth in same market treatments (volume growth), acquisitions, and an increase in dialysis days, partially offset by a revenue recognition adjustment for accounts receivable in legal dispute of EUR 84 million(3) and the effect of closed or sold clinics. Health Care Products revenue grew by 16% to EUR 927 million (+13% at constant currency), mainly driven by higher sales of home hemodialysis products (supported by the effective roll-out of the NxStage product range), dialyzers as well as hemodialysis solutions and concentrates, partially offset by lower sales of machines.

In the first nine months of 2019 revenue increased by 5% to EUR 12,897 million (+1% at constant currency). Adjusted for the effects of the NxStage acquisition, the implementation of IFRS 16 and the contribution of the divested company Sound Physicians in 2018, revenue rose by 9% (+5% at constant currency) and amounted to EUR 12,784 million. Overall organic growth amounted to 5% in the first nine months. Health Care Services revenue grew by 4% (stable at constant currency), while Health Care Products revenue increased by 10% (+8% at constant currency).

Improved earnings growth momentum

In the third quarter of 2019 total EBIT increased by 13% to EUR 595 million (+9% at constant currency), resulting in an operating income margin of 13.5% compared to 13.0% in the previous year’s quarter. The improved overall profitability was mainly driven by a prior-year accrual for an FCPA related charge, the remeasurement effect on the fair value of the investment in Humacyte, Inc. and higher utilization of oral based ancillaries with favorable margins. This was partially offset by higher personnel expenses, a revenue recognition adjustment for accounts receivable in legal dispute as well as the reduction in patient attribution and a decreasing savings rate for ESCOs, based on recent reports under discussion for current and prior plan years (“ESCO effect”). Adjusted EBIT grew by 1% to EUR 599 million (-3% at constant currency). For a detailed reconciliation, please refer to

(3)              This adjustment results from a material weakness in our internal controls over financial reporting regarding accounts receivable and revenue recognition specific to fee-for-service in legal dispute. The company does not expect a restatement of its financial statements previously filed with the SEC. The Company is taking steps to remediate the control weakness.

the table at the end of the press release. The adjusted operating income margin decreased from 14.6% to 13.7%.

In the first nine months of 2019, EBIT decreased by 32% to EUR 1,653 million (-35% at constant currency). The most significant reason for the decline is the positive prior year EBIT increased as a consequence of the divestiture of Sound Physicians, Inc. On an adjusted basis, EBIT decreased by 1% (-5% at constant currency).

Net income(2) grew by 17% to EUR 333 million (+12% at constant currency) in the third quarter of 2019. Adjusted net income(2) increased by 6% (+2% at constant currency) mainly supported by lower interest expense. For details please refer to the table at the end of the press release.

In the first nine months of 2019, net income declined by 45% to EUR 857 million (-47% at constant currency). Also here the most significant reason for the decline is the positive prior year contribution from the divestiture of Sound Physicians, Inc. Net income grew on an adjusted basis by 2% (-3% at constant currency).

Based on approximately 301.4 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) grew by 19% to EUR 1.10 (+14% at constant currency). On an adjusted basis, basic EPS amounted to EUR 1.21, representing an increase of 8% (+4% at constant currency). The development was supported by the current share buy-back program.

Negative ESCO effect — recent reports under discussion

The ESCO effect in Q3 2019 had a negative impact on revenue as well as on EBIT of EUR 46 million (EUR -44 million at constant currency). Net income was reduced due to this effect by EUR 33 million (EUR -31 million at constant currency).

In the first nine months of 2019, the ESCO effect on revenue as well as on EBIT was negative with EUR 87 million (EUR -82 million at constant currency) while net income was EUR 60 million (EUR -56 million at constant currency) lower due to this effect.

Healthy Dialysis Care growth across all segments

North America revenue, which represents 70% of total revenue, increased by 8% to EUR 3,073 million in the third quarter of 2019 (+3% at constant currency). Organic growth was 3%. Dialysis Care revenue grew by 8% to EUR 2,522 million (+4% at constant currency), mainly due to same market treatment growth (volume growth) of 3%, increases in organic revenue per treatment, contributions from acquisitions and an increase in dialysis days, partially offset by the revenue recognition adjustment for accounts receivable in legal dispute. At the same time, Care Coordination revenue decreased by 9% to EUR 273 million

(-13% at constant currency) due to lower organic growth, including the ESCO effect, and the disposal of MedSpring Urgent Care Centers in the U.S., partially offset by contributions from acquisitions. This resulted in a Health Care Services revenue of EUR 2,795 million in total, representing an increase of 6% (+2% at constant currency).

Key figures North America

EUR million	Q3 2019	Q3 2018	growth	growth cc	9M 2019	9M 2018	growth	growth cc
Revenue	3,073	2,843	8%	3%	9,021	8,589	5%	-1%
Revenue adjusted	3,029	2,836	7%	2%	8,908	8,073	10%	4%
EBIT	477	525	-9%	-13%	1,279	2,173	-41%	-44%
EBIT margin	15.5%	18.5%	—	—	14.2%	25.3%	—	—
EBIT adjusted	485	515	-6%	-10%	1,280	1,329	-4%	-9%
EBIT margin adjusted	16.0%	18.2%	—	—	14.4%	16.5%	—	—

The numbers in the table include the ESCO effect.

In the U.S., the average revenue per treatment decreased by USD 9 to USD 347 (-3%) compared to the previous year’s quarter. The development was mainly attributable to a revenue recognition adjustment for accounts receivable in legal dispute.

Cost per treatment in the U.S., adjusted for the implementation of IFRS 16, increased from USD 290 in the previous year’s quarter to USD 292 in the third quarter of 2019 (+1%). This increase was largely driven by higher personnel expense and the impact from the acquisition of NxStage, partially offset by lower costs for health care supplies.

Health Care Product revenue increased by 30% to EUR 278 million (+24% at constant currency, +10% organic) in the third quarter, driven by higher sales of home hemodialysis products supported by the effective roll-out of the NxStage product range, renal pharmaceuticals and dialyzers, partially offset by lower sales of machines, mainly as a result of changes in the accounting treatment for sale-leaseback transactions due to the IFRS 16 implementation.

Total EBIT of the North America segment decreased by 9% to EUR 477 million (-13% at constant currency). The operating income margin further improved from 14.0% in the second quarter to 15.5% in the third quarter of 2019, but was 3.0 percentage points lower than in the third quarter of 2018. Dialysis operating income margin decreased by 1.3 percentage points to 17.9%. This was mainly due to higher personnel expense, a revenue recognition adjustment for accounts receivable in legal dispute, the negative impact from income attributable to a consent agreement on certain pharmaceuticals in the prior year, costs in connection with the cost optimization program and the integration and operational costs associated with NxStage. These effects were partially offset by the remeasurement effect on the fair value of the investment in Humacyte, Inc. and a favorable impact from higher utilization of oral based ancillaries with favorable margins. Care Coordination operating income margin decreased by 20.4 percentage points, mainly due to the ESCO effect, lower gains from divestitures of Care Coordination activities and unfavorable margins for oral based ancillaries, partially offset by higher volumes for vascular services.

In the first nine months of 2019, North America revenue increased by 5% to EUR 9,021 million (-1% at constant currency, +4 organic). On an adjusted basis, revenue grew by 10% (+4% at constant currency) from EUR 8,073 million to EUR 8,908 million. The operating income margin decreased from 25.3% to 14.2%. On an adjusted basis, operating income margin decreased from 16.5% to 14.4%.

As of September 30, 2019, Fresenius Medical Care was treating 209,633 patients (+4%) at 2,585 clinics (+4%) in North America. Dialysis treatments increased by 4% in the first nine months.

EMEA revenue increased by 10% to EUR 683 million (+9% at constant currency, +9% organic) compared to the previous year’s quarter, driven by a positive business development in both Health Care Services and Health Care Products. Health Care Services revenue grew by 9% (+8% at constant currency), as a result of growth in same market treatments, increases in organic revenue per treatment, contributions from acquisitions, and an increase in dialysis days, partially offset by the effect of closed or sold clinics. The 11% growth in Health Care Products revenue (+10% at constant currency) was mainly driven by an increase in dialysis product revenue of 11% (+10% at constant currency) due to higher sales of dialyzers, bloodlines as well as hemodialysis solutions and concentrates.

Non-dialysis product revenue grew by 14% compared to the previous year’s quarter (+14% at constant currency) and amounted to EUR 20 million.

EBIT of the EMEA segment grew by 14% to EUR 100 million (+14% at constant currency) in the third quarter of 2019. The operating income margin was 14.6%, representing an increase of 0.5 percentage points compared to the previous year’s quarter. This improvement was mainly driven by the impact from higher product sales and favorable foreign currency transaction effects, partially offset by higher bad debt expense and higher personnel expense in certain countries.

In the first nine months of 2019, EMEA revenue grew by 4% (+4% at constant currency, +4% organic) to EUR 1,984 million, while EBIT increased by 11% (+11% at constant currency) to EUR 334 million. The improved profitability was mainly driven by a reduction of a contingent consideration liability related to Xenios in the first quarter of 2019, a positive impact from acquisitions and a favorable outcome in a legal proceeding, partially offset by higher bad debt expense as well as higher personnel expense in certain countries.

As of September 30, 2019, Fresenius Medical Care was treating 66,259 patients (+3%) at its 784 dialysis clinics (+2%) in the EMEA region. Dialysis treatments increased by 3% in the first nine months.

Asia-Pacific revenue increased by 13% to EUR 475 million (9% at constant currency, +8% organic) in the third quarter, driven by a positive business development in both Health Care Services and Health Care Products. Due to growth in same market treatments, contributions from acquisitions, and an increase in dialysis days, partially offset by missing contributions from closed or sold clinics, Dialysis Care revenue grew by 13% to EUR 159 million (+7% at constant currency). Care Coordination revenue increased by 20% to EUR 64 million (+16% at constant currency), mainly driven by organic revenue growth and contributions from acquisitions. This resulted in a total Health Care Services revenue of EUR 223 million, representing an increase of 15% (+9% at constant currency) compared to the previous year’s quarter. Health Care Products revenue grew by 11% (+9% at constant currency), resulting from increased sales of dialyzers, bloodlines as well as hemodialysis solutions and concentrates, partially offset by lower sales of machines.

EBIT of the Asia-Pacific segment grew strongly by 36% (+32% at constant currency) and amounted to EUR 90 million. The resulting operating income margin was 19.0%, representing an increase of 3.3 percentage points compared to the third quarter of 2018. This improved profitability was due to the impact of business growth and favorable foreign currency transaction effects, partially offset by an unfavorable mix effect from acquisitions with lower margins as well as higher start-up and operating costs in the Care Coordination business.

In the first nine months of 2019, Asia-Pacific revenue grew by 10% to EUR 1,360 million (+7% at constant currency, +7% organic). Operating income increased by 17% to EUR 254 million (+14% at constant currency).

As of September 30, 2019, Fresenius Medical Care was treating 32,239 patients (+3%) at its 401 clinics (+3%) in the Asia-Pacific region. Dialysis treatments increased by 5% in the first nine months.

Latin America revenue increased by 7% to EUR 182 million (+20% at constant currency). Organic growth amounted to 15%. Health Care Services revenue grew by 8% and amounted to EUR 131 million (+26% at constant currency). The increase at constant currency was a result of higher organic revenue per treatment, contributions from acquisitions, growth in same market treatments, and an increase in dialysis days.

Health Care Products revenue grew by 3% (+5% at constant currency), mainly driven by increased sales of hemodialysis solutions and concentrates as well as machines, partially offset by lower sales of dialyzers.

EBIT of the Latin America segment amounted to EUR 11 million (Q3 2018: EUR -1 million). The operating income margin was 5.8% (Q3 2018: -0.9%). This was mainly due to reimbursement rate increases that mitigated inflationary cost increases.

In the first nine months of 2019, Latin America revenue grew by 2% to EUR 516 million (+20% at constant currency). Operating income increased by 17% (stable at constant currency) to EUR 28 million, resulting in an improved operating income margin (5.4%) compared to the first nine months of 2018 (4.7%).

As of September 30, 2019, Fresenius Medical Care was treating 34,357 patients (+7%) at its 233 clinics (+3%) in the Latin America region. Dialysis treatments increased by 6% in the first nine months.

Net interest expense increased by 38% to EUR 105 million (+33% at constant currency) in the third quarter. The increase was primarily due to the IFRS 16 implementation, a higher debt level and interest income on the proceeds from the disposal of Sound Physicians in the comparable period, partially offset by the replacement of high interest bearing bonds repaid in 2018 by debt instruments at lower interest rates.

Income tax expense decreased by 3% to EUR 98 million in the third quarter of 2019, which translates into an effective tax rate of 20.2% (Q3 2018: 22.7%). This improvement was largely driven by the prior year impacts from non-tax-deductible expenses, mainly related to the FCPA related charge, and U.S. ballot initiatives, partially offset by the favorable prior year effects of the U.S. tax reform.

Strong Cash-flow development

In the third quarter 2019 Fresenius Medical Care generated EUR 868 million of operating cash flow (Q3 2018: EUR 753 million). This corresponds to 19.7% of revenue (Q3 2018: 18.6%). The increase was largely driven by the IFRS 16 implementation leading to a reclassification of the repayment portion of rent to financing activities. As of September 30, 2019, the number of days sales outstanding (DSOs) improved to 73 (June 30, 2019: 77). Free cash flow (net cash used in operating activities, after capital expenditures, before acquisitions and investments) amounted to EUR 584 million (Q3 2018: EUR 496 million). Free cash flow was 13.2% of revenue (Q3 2018: 12.2%).

Outlook (4),(5)

For 2019, Fresenius Medical Care expects adjusted revenue to grow between 3% and 7% and adjusted net income(2) to develop in the range of -2% to 2%. The company previously pointed out that adjusted net income(2) is likely to be at the lower end of the range.

For 2020, Fresenius Medical Care expects adjusted revenue as well as adjusted net income to grow at a mid to high single digit rate.

To make the business performance in the respective periods comparable, these targets as well as the 2018 base are and will be adjusted for items such as: FCPA related charges, the IFRS 16 implementation, the contributions from Sound Physicians in the first half 2018, the gain (loss) related to divestitures of Care Coordination activities and expenses for the implementation of the cost optimization program. All effects from the acquisition of NxStage Medical Inc. are excluded from the targets for 2019 and 2020.

Number of employees increased / other updates

As of September 30, 2019, Fresenius Medical Care had 120,734 employees (full-time equivalents) worldwide, compared to 112,134 employees as of September 30, 2018. This increase of 8% was mainly attributable to the NxStage acquisition.

Conference call

Fresenius Medical Care will host a conference call to discuss the results of the third quarter today at 3:30 p.m. CET / 10:30 a.m. EDT. Details will be available on the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate PDF-files for a complete overview of the results for the third quarter 2019.

Fresenius Medical Care is the world’s leading provider of products and services for individuals with renal diseases of which around 3.4 million patients worldwide regularly undergo dialysis treatment. Through its network of 4,003 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 342,488 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

(4)              Numbers at constant currency

(5)              Reported revenue 2018 of EUR 16,547 million adjusted for Sound H1 2018; reported net income 2018 of EUR 1,982 million adjusted for Sound H1 2018, the gain (loss) related to divestitures of Care Coordination activities and the 2018 FCPA related charge

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.